

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 7, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Exchange Traded Concepts Trust, under the Exchange Act of 1934.

- 6 Meridian Hedged Equity-Index Option Strategy ETF

- 6 Meridian Low Beta Equity Strategy ETF

- 6 Meridian Mega Cap Equity ETF

- 6 Meridian Small Cap Equity ETF

Sincerely,

